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                          May 28, 2024

       John Schlaefer
       Chief Executive Officer
       GCT Semiconductor Holding, Inc.
       2290 North 1st Street, Suite 201
       San Jose, California 95131

                                                        Re: GCT Semiconductor
Holding, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 22, 2024
                                                            File No. 333-279600

       Dear John Schlaefer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing